Exhibit 21.1

List of Subsidiaries of Cellular Biomedicine Group, Inc.:

Name	State of Incorporation/Formation
Cellular Biomedicine Group Ltd.	Hong Kong
Cellular Biomedicine Group (Wuxi) Ltd.	People’s Republic of China
Cellular Biomedicine Group (Shanghai) Ltd.	People’s Republic of China (variable interest entity)
Beijing Agreen Biotechnology Co., Ltd.	People’s Republic of China (100% owned by Cellular Biomedicine Group (Shanghai) Ltd.)
Shanghai Cellular Biopharmaceutical Group Ltd.	People’s Republic of China (100% owned by Cellular Biomedicine Group (Shanghai) Ltd.)
Wuxi Cellular Biopharmaceutical Group Ltd.	People’s Republic of China (100% owned by Cellular Biomedicine Group (Shanghai) Ltd.)
Eastbridge Investment Corporation	Delaware
Cellular Biomedicine Group Vax, Inc.	California